# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Uxin Limited, CIK 0001729173
CUSIP: 91818X108
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 21/F, Donghuang Building, No. 16 Guangshun South Avenue, Chaoyang, Beijing, China (F4), 100102
Date of event which requires filing of this statement: 01/14/2025
Amends the filing with accession number 0001104659-21-094910
Filed by CIK 0001757920
Persons authorized to receive notices and communications: Ning Zhang, 19th Floor, Edinburgh Tower, The Landmark, 15 Queen's Road Central, Hong Kong, Hong Kong (K3), 000000, 852-3551-8690

## Reporting persons
- Astral Success Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 17,496,912,310; shared voting power 0; sole dispositive power 17,496,912,310; shared dispositive power 0; aggregate amount beneficially owned 17,496,912,310 (31.1% of the class)
  Comment: Note to 7: Represents 17,496,912,310 Class A Ordinary Shares of the Issuer held of record by Astral.
  
  Note to 13: The calculation assumes that there is a total of 56,343,198,438 Class A Ordinary Shares outstanding (excluding 19,218,592 Class A Ordinary Shares issued to the Issuer's depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer's share incentive plan) as disclosed by the Issuer on its Form F-3/A filed with the U.S. Securities and Exchange Commission on August 6, 2024.
- Joy Capital Opportunity, L.P. (CIK 0001757920): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 17,496,912,310; sole dispositive power 0; shared dispositive power 17,496,912,310; aggregate amount beneficially owned 17,496,912,310 (31.1% of the class)
- Joy Capital Opportunity GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 17,496,912,310; sole dispositive power 0; shared dispositive power 17,496,912,310; aggregate amount beneficially owned 17,496,912,310 (31.1% of the class)
- Joy Capital II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 17,496,912,310; sole dispositive power 0; shared dispositive power 17,496,912,310; aggregate amount beneficially owned 17,496,912,310 (31.1% of the class)
- Joy Capital II GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 17,496,912,310; sole dispositive power 0; shared dispositive power 17,496,912,310; aggregate amount beneficially owned 17,496,912,310 (31.1% of the class)
- Joy Capital III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 17,496,912,310; sole dispositive power 0; shared dispositive power 17,496,912,310; aggregate amount beneficially owned 17,496,912,310 (31.1% of the class)
- Joy Capital III GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 17,496,912,310; sole dispositive power 0; shared dispositive power 17,496,912,310; aggregate amount beneficially owned 17,496,912,310 (31.1% of the class)
- Joy Capital GP, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 17,496,912,310; sole dispositive power 0; shared dispositive power 17,496,912,310; aggregate amount beneficially owned 17,496,912,310 (31.1% of the class)
- Joy Capital IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 18,526,142,446; sole dispositive power 0; shared dispositive power 18,526,142,446; aggregate amount beneficially owned 18,526,142,446 (32.9% of the class)
  Comment: Note to 8: Represents 18,526,142,446 Class A Ordinary Shares of the Issuer held of record by Astral and Brightest respectively, which is the sum of (i) 17,496,912,310 Class A Ordinary Shares held by Astral, and (ii) 1,029,230,136 Class A Ordinary Shares held by Brightest.
  
  Note to 13: The calculation assumes that there is a total of 56,343,198,438 Class A Ordinary Shares outstanding (excluding 19,218,592 Class A Ordinary Shares issued to the Issuer's depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer's share incentive plan) as disclosed by the Issuer on its Form F-3/A filed with the U.S. Securities and Exchange Commission on August 6, 2024.
- Joy Capital IV GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 18,526,142,446; sole dispositive power 0; shared dispositive power 18,526,142,446; aggregate amount beneficially owned 18,526,142,446 (32.9% of the class)
- BRIGHTEST SKY LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 1,029,230,136; shared voting power 0; sole dispositive power 1,029,230,136; shared dispositive power 0; aggregate amount beneficially owned 1,029,230,136 (1.8% of the class)
  Comment: Note to 7: Represents 1,029,230,136 Class A Ordinary Shares of the Issuer held of record by Brightest.
  
  Note to 13: The calculation assumes that there is a total of 56,343,198,438 Class A Ordinary Shares outstanding (excluding 19,218,592 Class A Ordinary Shares issued to the Issuer's depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer's share incentive plan) as disclosed by the Issuer on its Form F-3/A filed with the U.S. Securities and Exchange Commission on August 6, 2024.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Name of issuer: Uxin Limited
Address of issuer's principal executive offices: 21/F, Donghuang Building, No. 16 Guangshun South Avenue, Chaoyang, Beijing, China (F4), 100102
Comment:
This Amendment No. 10 to the statement on Schedule 13D (this "Amendment") relates to the Class A ordinary shares, par value US$0.0001 per share (the "Class A Ordinary Shares"), of Uxin Limited, a company organized under the laws of the Cayman Islands (the "Issuer"), whose principal executive offices are located at 21/F, Donghuang Building, No. 16 Guangshun South Avenue, Chaoyang District, Beijing 100102, People's Republic of China.

This Amendment supplements and amends the statement on Schedule 13D, Schedule 13D Amendment No. 1, Schedule 13D Amendment No. 2, Schedule 13D Amendment No. 3, Schedule 13D Amendment No. 4, Schedule 13D Amendment No. 5, Schedule 13D Amendment No. 6, Schedule 13D Amendment No. 7, Schedule 13D Amendment No. 8 and Schedule 13D Amendment No. 9 filed on July 22, 2021, November 16, 2021, January 26, 2022, March 29, 2022, July 5, 2022, August 2, 2022, January 19, 2023, June 7, 2023, August 23, 2023 and March 26, 2024 respectively (as amended, the "Initial Statements"). Capitalized terms used in this Amendment, but not otherwise defined, have the meanings given to them in the Initial Statements.

Other than as amended by this Amendment, the disclosures in the Initial Statements are unchanged. Responses to each item of this Amendment are incorporated by reference into the responses to each other item, as applicable.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Initial Statements is hereby amended by (i) restating the first paragraph of Item 2(a) of the Initial Statements with the first paragraph below, and (ii) restating the last paragraph of 2(a) of the Initial Statements with the second paragraph below:

This Schedule 13D is filed by (i) Astral Success Limited ("Astral"); (ii) Joy Capital Opportunity, L.P. ("Joy Opportunity"); (iii) Joy Capital Opportunity GP, L.P. ("Joy Opportunity GP"); (iv) Joy Capital II, L.P. ("Joy II"); (v) Joy Capital II GP, L.P. ("Joy II GP"); (vi) Joy Capital III, L.P. ("Joy III"); (vii) Joy Capital III GP, L.P. ("Joy III GP"); (viii) Joy Capital IV, L.P. ("Joy IV"), (ix) Joy Capital IV GP, L.P. ("Joy IV GP"), (x) Joy Capital GP, Ltd. ("Joy Capital GP") and (xi) BRIGHTEST SKY LIMITED ("Brightest"). The foregoing entities are collectively referred to as the "Reporting Persons".

Item 5 (a-b), other than the first paragraph thereof, is incorporated by reference into this Item 2(a).
Residence or business address:
The second paragraph of Item 2(b) of the Initial Statements is hereby amended and restated with the following:

The address for Astral and Brightest is:
Craigmuir Chambers
Road Town, Tortola, VG 1110
British Virgin Islands
Present principal occupation or employment:
Item 2(c) of the Initial Statements is hereby amended and supplemented by adding the following sentence to the end:

Brightest is a vehicle established by Joy IV to invest in the securities of the Issuer.
Citizenship:
The first sentence of Item 2(f) of the Initial Statements is hereby amended and restated with the following:

Astral Success Limited and BRIGHTEST SKY LIMITED are companies limited by shares incorporated under the laws of the British Virgin Islands with their respective registered office at Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Initial Statements is hereby amended and supplemented by adding the following paragraph to the end:

The net investment cost of the Class A Ordinary Shares purchased by Brightest was $5,000,000. The funds used to acquire the Issuer's securities were from the investment capital contributed to Brightest by Joy IV.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 (a-b) of the Initial Statements is hereby amended by (i) restating the first paragraph of Item 5 (a-b) with the first paragraph below, (ii) deleting the first sentence of the second paragraph of Item 5 (a-b) of the Initial Statements, and (iii) adding the second paragraph below to the end:

The information in the cover pages of this Schedule 13D is incorporated by reference. The calculation of the beneficial ownership percentage of the outstanding Class A Ordinary Shares is made pursuant to the requirements of Rule 13d-3(d)(1)(i) under the Exchange Act and assumes that there is currently a total of 56,343,198,438 Class A Ordinary Shares outstanding (excluding 19,218,592 Class A Ordinary Shares issued to the Issuer's depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer's share incentive plan) as disclosed by the Issuer on its Form F-3/A filed with the U.S. Securities and Exchange Commission on August 6, 2024. The Reporting Persons' beneficial ownership of the Class A Ordinary Shares reported as beneficially owned herein includes (i) 17,496,912,310 Class A Ordinary Shares held by Astral, and (ii) 1,029,230,136 Class A Ordinary Shares held by Brightest.

On January 14, 2025, Brightest acquired 1,029,230,136 Class A Ordinary Shares from Abundant Grace Investment Limited for a total consideration of US$5,000,000 at the price of US$0.004858 per Class A Ordinary Share pursuant to a share purchase agreement entered into between Abundant Grace Investment Limited and Brightest on January 11, 2025 (the "Share Purchase Agreement"), the reference English translation of which is attached hereto as Exhibit 99.2.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Initial Statements is hereby amended and restated with the following:

None of the Reporting Persons nor Mr. Erhai Liu has engaged in any transactions in the Issuer's securities during the past sixty days other than as disclosed herein.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Initial Statements is hereby amended and supplemented by adding the following paragraphs to the end:
Share Purchase Agreement
The last paragraph of Item 5 (a-b) is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement
99.2 Share Purchase Agreement (English Translation)

## Signatures
- Astral Success Limited: /s/ Erhai Liu, Erhai Liu, Director (01/15/2025)
- Joy Capital Opportunity, L.P.: /s/ Erhai Liu, Erhai Liu, Authorized Signatory (01/15/2025)
- Joy Capital Opportunity GP, L.P.: /s/ Erhai Liu, Erhai Liu, Authorized Signatory (01/15/2025)
- Joy Capital II, L.P.: /s/ Erhai Liu, Erhai Liu, Authorized Signatory (01/15/2025)
- Joy Capital II GP, L.P.: /s/ Erhai Liu, Erhai Liu, Authorized Signatory (01/15/2025)
- Joy Capital III, L.P.: /s/ Erhai Liu, Erhai Liu, Authorized Signatory (01/15/2025)
- Joy Capital III GP, L.P.: /s/ Erhai Liu, Erhai Liu, Authorized Signatory (01/15/2025)
- Joy Capital GP, Ltd.: /s/ Erhai Liu, Erhai Liu, Director (01/15/2025)
- Joy Capital IV, L.P.: /s/ Erhai Liu, Erhai Liu, Authorized Signatory (01/15/2025)
- Joy Capital IV GP, L.P.: /s/ Erhai Liu, Erhai Liu, Authorized Signatory (01/15/2025)
- BRIGHTEST SKY LIMITED: /s/ Erhai Liu, Erhai Liu, Director (01/15/2025)